Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On May 3, 2024, the following microsite was made available at unitireimagined.com in connection with Uniti Group Inc.'s (“Uniti”) contemplated transaction (the "Transaction") with Windstream Holdings II, LLC (“Windstream”).

UNITI + WINDSTREAM

A Premier Digital Infrastructure Company

Press Release | Investor Presentation



Transaction Highlights

1 Premier Insurgent U.S. Fiber Provider

Creates scaled platform for growth with differentiated focus on Tier II and III markets. Combined company will serve more than 1.1 million customers and be well-positioned in the rapidly growing market for digital infrastructure services.

2 Enhanced Cash Flow Generation Drives Growth

Combination will accelerate fiber-to-the-home deployments, with the option to expand FTTH builds by up to 1 million additional households.

3 Meaningful Synergies and M&A Opportunities Create Additional Value

Expect total targeted annual opex and capex synergies of up to $125 million. With a national scaled platform, Uniti expects to have substantial M&A opportunities.

4 De-levered Balance Sheet

Net leverage at year-end 2023 for the combined company is 4.8x, which is a significant improvement over Uniti's year-end net leverage of 6.0x. Growth and free cash flow generation are expected to improve leverage trajectory.

5 Improved Services to an Expanded Customer Set

Customers will benefit from an expanded network and more integrated services that will deliver faster speeds at competitive prices.

6 Bridging the Digital Divide

The combination will help address the growing demand for telecom services by providing high speed connectivity to both businesses and consumers, including areas that are currently under-served today.

Investor Presentation


Uniti
Uniti and Windstream
A Premier Digital Infrastructure Company

Highly Complementary Combination



Uniti + Windstream Network

Metro Markets with Uniti Enterprise Service

Market Expansion Opportunities

Resources

Press Release

May 3, 2024

Uniti to Merge with Windstream Creating Premier Insurgent Fiber Provider

Investor Presentation

May 3, 2024

Uniti and Windstream: A Premier Digital Infrastructure Company

FAQ

CLOSE ALL

Why are you doing this transaction?

The combination brings together Uniti's national wholesale owned fiber network and Windstream's fiber-to-the-home business, creating a premier insurgent fiber provider in the U.S., with a particularly strong presence in the Midwest and Southeast. The new combined company will have an expanded and diversified footprint and compelling financial profile that is well-positioned in the rapidly growing market for digital infrastructure services, particularly in Tier II and Tier III markets. Importantly, the combination accelerates our growth and competitiveness, including significantly expanding our broadband buildout. Together, we will create a premier national fiber provider that will help bridge the digital divide by providing high-speed connectivity to businesses and consumers.

What does this transaction mean for customers? Will this impact Uniti's current products and services?

The combination will enable us to deliver improved services to an expanded set of customers. It is anticipated that as many as one million more households will gain access to high-speed broadband as a result of the combination. Customers will benefit from an expanded network which will deliver faster speeds at competitive prices.

Where will the combined company be headquartered?

The combined company will operate as Uniti under the ticker UNIT, with operational headquarters remaining in Little Rock, Arkansas.

Should I expect any changes to my existing contracts?

We do not expect any immediate changes to existing contracts as a result of today's announcement. Our top priority remains serving our customers to the best of our ability and we are taking several steps to ensure a seamless transition process.

Will my point of contact change?

No, your point of contact at either Uniti or Windstream will remain the same for the time being. If there is any change to your point of contact, we will be sure to communicate that well before implementing any changes.

What are the next steps in the process?

Today's announcement is just the first step in the process. We do not anticipate the transaction to be final until the second half of 2025. Until the transaction closes, Uniti and Windstream will remain separate companies.

Who can I contact if I still have questions?

You should reach out to your usual point of contact if you have any further questions.

Uniti

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Contacts

Investors and Media

Paul Bullington

(251) 662-1512
paul.bullington@uniti.com

Bill DiTullio

(501) 850-0872
bill.ditullio@uniti.com

Disclaimer

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti Group Inc. ("Uniti"), Windstream Holdings II, LLC ("Windstream") or the proposed combined company ("New Uniti") or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

Uniti and Windstream plan to file relevant materials with the Securities and Exchange Commission (the "SEC") in connection with the contemplated transaction (the "Transaction"), including a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents. Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC's website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti's stockholders in connection with the Transaction. Information about Uniti's directors and executive officers is set forth in the sections titled "*Proposal No. 1 Election of Directors*" and "*Security Ownership of Certain Beneficial Owners and Management*" included in Uniti's proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled "Directors, Executive Officers and Corporate Governance" included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as "may," "will," "appears," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding our merger with Windstream and the future performance of New Uniti (together with Windstream and Uniti, the "Merged Group"), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group's financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Transaction; the ability of the parties to complete the Transaction considering the various closing conditions; the expected benefits of the Transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Transaction; and anticipated growth strategies and anticipated trends in Uniti's, Windstream's and, following the expected completion of the Transaction, New Uniti's business.

In addition, other factors related to the Transaction that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Uniti's and Windstream's ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of New Uniti's securities to be issued in the Transaction; disruptions of Uniti's and Windstream's current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti's annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.

Uniti

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Privacy Policy

Last updated: May 3, 2024

Important-Read Carefully

Uniti Group Inc. and its subsidiary companies and affiliates (each a "Uniti Group Entity" and collectively, "Uniti", "we", "our", "us") respect your right to privacy. This Privacy Policy applies to Uniti, and explains who we are, how we collect, share and use personal information about you, and how you can exercise your privacy rights. This Privacy Policy applies to personal information that we collect, process, store and transmit about:

1. Visitors to our websites at https://unitireimagined.com and its associated website pages ("Websites");
2. Uniti's suppliers, vendors and advisors
3. Uniti's past, existing, and future customers;
4. Visitors to Uniti's offices; and
5. Authors of publicly available research material.

When you visit our Website, visit our offices, and use our services, you trust us with your personal information. This Privacy Policy explains to you the information we collect, how we use it and what rights you have in relation to it.

What Information Do We Collect?

In Short: We may collect and store personal information about you, that is, information that can identify you, and that may be relevant to providing you with services or products.

We collect personal information that you voluntarily provide to us when expressing an interest in obtaining information about us or our products and services, when participating in activities on the Websites or otherwise interacting with us. The personal information that we collect depends on the context of your interactions with us and the Websites, the choices you make and the products and features you use. All personal information that you provide to us must be true, complete, and accurate. You must notify us of any changes to such personal information. If the personal information you provide to us is incomplete or inaccurate, we may be unable to provide you, or someone else you know, with the services you, or they, are seeking. If you provide us with information about another person, you confirm that you have obtained their consent to the processing of their personal data by us (or are otherwise legally entitled to provide us with that information) and that you have informed them of our identity, the purposes for which their personal data will be processed and their rights (as set out in this Privacy Notice), as well as where they can obtain a copy of this Privacy Notice.

A. WEBSITE VISITORS

The use of our Websites is governed by our Website Terms of Use policy, available at: https://uniti.com/legal. If you are a visitor to our Websites, we may collect certain information automatically from your device. Specifically, the information we collect automatically may include information like your IP address, associated device type, unique device identification numbers, browser-type, operating system, language preferences, referring URLs, geographic location (e.g. country, city, and/or neighborhood-level location) and other identifying technical information. We may also collect information about how your device has interacted with our Website, including the Websites accessed and links clicked, when those pages were accessed, or how long they were viewed.

Collecting this information enables us to better understand the visitors who come to our Websites, where they come from, and what content on our Websites is of interest to them. We use this information for our internal analytics purposes and to improve the quality and relevance of our Websites to our visitors, and to maintain Website operations and security. We also process this information to help us improve or expand service delivery, marketing, and other business-related purposes. Some of this information may be collected using "cookies" and similar tracking technology, as explained further below.

B. PROSPECTIVE CUSTOMERS

If you or your organization is a prospective customer (who may also use our Websites), the personal information that we may collect about you falls broadly into the following categories:

- Information that you provide voluntarily. Certain parts of our Websites may ask you to provide personal information voluntarily: for example, to submit an inquiry about our products and services, or to request a quote; to subscribe to marketing communications from us and/or to submit enquiries to us.
- We will use this information to communicate with your organization about our Websites, products and services, to send you offers, for our other legitimate interests or those of a third party, or to comply with a legal obligation to which we are subject, for example to investigate and help prevent unlawful or potentially unlawful activity. We may also gather information from our prospective customers through offline communications, such as in-person meetings and phone calls, or corporate/industry events.
- Calls with Uniti's sales, customer service and other Uniti departments may be recorded to gather information to improve our customer service. However, if you would prefer that your call was not recorded, you can opt out by stating this, or by hanging up.In general, the personal information that you are asked to provide, and the reasons why you are asked to provide it, will be made clear to you at the point that we ask you to provide your personal information; however, it may include: your full name, company, work email address, work phone number, country; and in relation to your employer, your industry, revenue, number of employees and purchasing timeframe.
- Information that we collect automatically. If you use our Websites to inquire about our products and services, or otherwise interact with us via a digital device, we may collect that information described more clearly in the "Website Visitors" section, above. We use this information to help us analyze how you use our Website and services and to better match your experience with our Websites and services to your organization's interests. In addition, we may also collect information about your viewing of our emails (for example, information about whether or not you have opened the email), so we can understand the success of our email campaigns and improve our marketing.
- Information that we obtain from third party sources. From time to time, we may receive personal information about you from third party sources (including third party websites, data brokers or credit reference agencies). Examples of the information we receive from other sources include: social media profile information; marketing leads and search results and links, including paid listings (such as sponsored links). The types of information we collect from third parties include biographical information about you and your job role or marketing information; and we use the information we receive from these third parties to help us market our products and services to you, or otherwise develop and improve our products and services.

C. EXISTING CUSTOMERS

If you or your organization is a current customer (who may also use our Websites), we may already have collected information about you when your organization was a prospective customer and we will continue to use this information in accordance with our data retention policies. In addition, where your organization is a current Uniti customer, the further types of personal information that we may collect about you falls broadly into the following categories:

- Information that you provide voluntarily. Once your organization has entered into an agreement with Uniti, we will collect and maintain information about that agreement, including your organizations' payment information and information about its transactions.
- Information that enables us to manage and deliver our services, support and training, including but not limited to:
  - Username and password for your organization's account when you register to use any Uniti services that may utilize online account access or an online portal;
  - Additional personal information relating to you or your organization, including your name, address, email address, telephone number and/or payment account details during account registration, payment processing, or that may be used during emergency services registration;
  - Information relating to your (and your organization's) use of our services, including the phone numbers you dial or provide to our services, service set-up information, service configurations and settings, recorded calls, messages, and meetings, voicemails, incoming and outgoing faxes, user-saved or stored content shared among users, email and text communications, Call Records Data, and contact center customer information you provide to us;
  - Personal data relating to you and/or your organization in the context of any reseller/distribution program including your name, address, email address and telephone number; and
  - Other information you choose to provide to us, for example the purpose of your visit if you visit one of our site locations or any feedback you provide to us in relation to your use of our Websites or services.
  - We will use this information to process your organization's payments, and to provide your organization with the information, products or services that it has requested from us; to respond to your enquiries and requests; to enable your organization to register on our Websites; to administer records about your organization's account; quality control of and to improve our Websites and services; to provide you and your organization with marketing and other communications about our products and services (where permitted by law); and for the purpose of general business or contract relationship management within Uniti, including auditing the use of our services and establishing, exercising or defending any legal claims against us.
  - We may also use your personal information for our other legitimate business interests, including providing training and support; to manage any queries, complaints or claims relating to the services that Uniti provides to your organization; for entertainment purposes (e.g. to invite you to events) and to facilitate ongoing relationships; and for investigating and helping to prevent unlawful or potentially unlawful activity that threatens either Uniti, any company affiliated with Uniti, or any of our respective customers.
  - Calls with Uniti's sales, customer service and other Uniti departments may be recorded to gather information to improve our customer service. However, we will let you know if your call is being recorded before we do so if you would prefer that your call was not recorded, you can opt out by stating this, or by hanging up.
- Information that we obtain from third party sources. From time to time, to protect your payment account from use without your consent, we may validate your name, address and other personal information supplied by you during the order process against appropriate third party databases, such as Credit Reference Agency databases. We may also use your personal information in combination with information we receive about other individuals for the purposes set out in this Privacy Notice.

D. SUPPLIERS, VENDORS, AND BUSINESS ADVISORS

If you are an employee of a supplier or business advisor, we may process the following personal information about you:

- Identification data – such as your name, date of birth;
- Contact details – such as business address, telephone/business email address;
- Professional details – such as job title/position, affiliated organization, office location;
- Financial characteristics – such as your or your organization's account number and bank details;
- National identifiers – such as tax ID of your organization;
- Information relating to your transactional history with us;
- Other information you choose to provide to us, for example the purpose of your visit if you visit one of our locations.

We may collect and use personal information about you and/or your organization for the following purposes:

- For the purpose of general business relationship management within Uniti;
- To manage our daily business activities, such as executing payments and obtaining the goods, advice or services that we have purchased from your organization;
- For entertainment purposes (e.g. to invite you to events) and to facilitate ongoing relationships with your organization;
- To manage any queries, complaints or claims relating to the services your organization provides to Uniti;
- For product development purposes, to allow us to improve our products and services or develop new products and services;
- Where necessary to comply with laws and regulations, under judicial authorization, or to exercise or defend the legal rights of Uniti;
- To help us conduct our business more effectively and efficiently or check and improve the quality of our products and/or services;
- To carry out research and development with various Uniti Group Entities;
- To investigate violations of law or breaches of other Uniti policies.

We may also collect personal information from you when you use our Websites per the policies set forth above under "Website Visitors."

E. VISITORS TO OUR OFFICES

When you visit one of our offices, you will be asked to provide your name and the name of your company to us. We collect this information for our legitimate business interests, including administrative, security, notification and related purposes.

F. AUTHORS OF PUBLICLY AVAILABLE RESEARCH MATERIAL

Uniti carries out research for our legitimate business interests, more specifically to improve our business and technology. In order to do this, we sometimes use publicly available research material. If you are the author of this material then we will collect and process information about you related to your research material such as your name, title, organization and relevant qualifications.

How Do We Use Your Information?

In Short: We process your information for purposes based on legitimate business interests, the fulfillment of our contract with you, compliance with our legal obligations, and/or your consent.

We use personal information collected via our Websites for a variety of business purposes. We process your personal information for these purposes in reliance on our legitimate business interests ("Business Purposes"), in order to enter into or perform a contract with you ("Contractual"), with your consent ("Consent"), and/or for compliance with our legal obligations ("Legal Reasons"). We indicate the specific processing grounds we rely on next to each purpose listed below. We use the information we collect or receive:

- To send you marketing and promotional communications for Business Purposes. We and/or our third-party marketing partners may use the personal information you send to us for our marketing purposes, if this is in accordance with your marketing preferences. You can opt-out of our marketing emails at any time (see the "WHAT ARE YOUR PRIVACY RIGHTS " section below).
- Deliver targeted advertising to you for our Business Purposes. We may use your information to develop and display content and advertising (and work with third parties who do so) tailored to your interests and/or location and to measure its effectiveness.
- Request Feedback for our Business Purposes. We may use your information to request feedback and to contact you about your use of our Sites.
- For other Business Purposes. We may use your information for other Business Purposes, such as data analysis, identifying usage trends, determining the effectiveness of our promotional campaigns and to evaluate and improve our Sites, products, services, marketing and your experience. We also may use your information to enforce our terms, conditions and policies.

Will Your Information Be Shared With Anyone?

In Short: We only share information with your consent, to comply with laws, to protect your rights, or to fulfill business obligations. We may share and disclose your information in the following situations:

- Compliance with Laws. We may disclose your information where we are legally required to do so in order to comply with applicable law, governmental requests, a judicial proceeding, court order, or legal process, such as in response to a court order or a subpoena (including in response to public authorities to meet national security or law enforcement requirements).
- Regulatory Reporting. Uniti is required to file numerous reports with different administrative bodies. As such, Uniti may provide aggregate statistics about customers, sales and traffic patterns to governmental and quasigovernmental entities. None of these reports or statistics will include personally identifiable information. However, Uniti reserves the right to disclose personally identifiable information upon the request by a governmental or quasi-governmental entity as a function of regulatory compliance reporting.
- Vital Interests and Legal Rights. We may disclose your information where we believe it is necessary to investigate, prevent, or take action regarding potential violations of our policies, suspected fraud or other violations of applicable law, situations involving potential threats to the safety of any person and illegal activities, or as evidence in litigation in which we are involved.
- Vendors, Consultants and Other Third-Party Service Providers. We may share your data with third-party vendors, service providers, contractors or agents who perform services for us or on our behalf and require access to such information to do that work. Examples include: data analysis, email delivery, hosting services, customer service and marketing efforts. We may allow selected third parties to use tracking technology on the Sites, which will enable them to collect data about how you interact with the Sites over time. This information may be used to, among other things, analyze and track data, determine the popularity of certain content and better understand online activity. Unless described in this Policy, we do not share, sell, rent or trade any of your information with third parties for their promotional purposes.
- Business Transfers. We may share or transfer your information in connection with, or during negotiations of, any merger, sale of company assets, financing, or acquisition of all or a portion of our business to another company.
- Affiliates. We may share your information with our affiliates, in which case we will require those affiliates to honor this privacy policy. Affiliates include our parent company and any subsidiaries, joint venture partners or other companies that we control or that are under common control with us.
- With your Consent. We may disclose your personal information for any other purpose with your consent.
- We do not share SMS and/or mobile information with third parties for marketing or promotional purposes.

Do We Use Cookies and Other Tracking Technologies?

In Short: We may use cookies and other tracking technologies to collect and store your information. We may use cookies and similar tracking technologies (like web beacons and pixels) to access or store information. Most web browsers are set to accept cookies by default. If you prefer, you can usually choose to set your browser to remove cookies and to reject cookies. If you choose to remove cookies or reject cookies, this could affect certain features or services of our Sites.

How Long Do We Keep Your Information?

In Short: We keep your information for as long as necessary to fulfill the purposes outlined in this privacy policy unless otherwise required by law. We will only keep your personal information for as long as it is necessary for the purposes set out in this privacy policy, unless a longer retention period is required or permitted by law (such as tax, accounting or other legal requirements). When we have no ongoing legitimate business need to process your personal information, we will either delete or anonymize it, or, if this is not possible (for example, because your personal information has been stored in backup archives), then we will securely store your personal information and isolate it from any further processing until deletion is possible.

How Do We Keep Your Information Safe?

In Short: We aim to protect your personal information through a system of organizational and technical security measures. We have implemented appropriate technical and organizational security measures designed to protect the security of any personal information we process. However, we cannot guarantee that our measures are 100% secure. Although we will undertake reasonable measures to protect your personal information, by interacting with our Websites or otherwise interacting with us, you assume the risk that the transmission of such personal information is not secure. You should only access the services within a secure environment.

Do We Collect Information From Minors?

In Short: We do not knowingly collect data from or market to anyone under 18 years of age. Children are not eligible to use Uniti's website and services, and we ask that minors (under age 18) not submit personal information to us. If we become aware that we have inadvertently received personal information from an individual under the age of 18, we will delete this information from our records. If you become aware of any data we have collected from any person under the age of eighteen, please contact us immediately at https://uniti.com/contact/ or via e-mail at legal@uniti.com, providing a description of such information, where it can be located in Uniti's Websites or other relevant databases, and contact information for the person(s) making such a submission. For any e-mail communication, please use the subject line "Privacy."

Do California Residents Have Specific Privacy Rights?

In Short: Yes. If you are a resident of California, you are granted specific rights regarding access to your personal information. California Civil Code Section 1798.83, also known as the "Shine The Light" law, permits our users who are California residents to request and obtain from us, once a year and free of charge, information about categories of personal information (if any) we disclosed to third parties for direct marketing purposes and the names and addresses of all third parties with which we shared personal information in the immediately preceding calendar year. If you are a California resident and would like to make such a request, please submit your request in writing to us using the contact information provided below. If you are under 18 years of age, reside in California, and have a registered account with the Websites, you have the right to request removal of unwanted data that you publicly post on the Websites. To request removal of such data, please contact us using the contact information provided below, and include the email address associated with your account and a statement that you reside in California. We will make sure the data is not publicly displayed on the Websites, but please be aware that the data may not be completely or comprehensively removed from our systems.

Do We Make Updates to This Policy?

In Short: Yes, we will update this policy as necessary to stay compliant with relevant laws. We may update this privacy policy from time to time. The updated version will be indicated by an updated "Revised" date and the updated version will be effective as soon as it is accessible. If we make material changes to this privacy policy, we may notify you either by prominently posting a notice of such changes or by directly sending you a notification. We encourage you to review this privacy policy frequently to be informed of how we are protecting your information.

How Can You Contact Us About This Policy?

If you have questions or comments about this policy, you may contact us online or by post to:

Uniti Group Inc.
Legal Department
Attn: Privacy
2101 Riverfront Drive
Little Rock, Arkansas 72202

Uniti